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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____ AND ENDING_____

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____
(Name – *if individual, state last, first, middle name*)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nasdaq Execution Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

_____
Signature

_____
Principal Financial Officer
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This filing contains (check all applicable boxes):**

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- o (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- o (d) Statement of cash flows.
- o (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- o (f) Statement of changes in liabilities subordinated to claims of creditors.
- o (g) Notes to consolidated financial statements.
- o (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- o (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- o (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- o (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- o (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- o (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- o (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- o (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- o (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- o (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- o (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other:

  _____
- o ***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

Nasdaq Execution Services, LLC
December 31, 2021
With Report of Independent Registered Public Accounting Firm

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2021

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Nasdaq Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

March 15, 2022

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	10,284,207
Deposits with clearing organizations		3,362,289
Receivable from Nasdaq, Inc.		5,477,210
Goodwill		5,569,073
Other assets		292,141
Total assets	$	24,984,920

Liabilities and member's equity

Liabilities:

Accrued clearing, execution, and exchange fees	$	2,239,292
Accounts payable		302,250
Total liabilities		2,541,542
Member's equity		22,443,378
Total liabilities and member's equity	$	24,984,920

See accompanying notes to the Statement of Financial Condition.

Nasdaq Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2021

1. Organization and Description of the Business

Nasdaq Execution Services, LLC (the "Company") is a wholly owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which is a wholly owned subsidiary of The Nasdaq Stock Market LLC (the "Exchange" or "EXCH"). Nasdaq, Inc. ("Nasdaq") is a holding company that operates the Exchange as its wholly owned subsidiary. The Exchange provides Nasdaq's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange and other national stock exchanges. The Company has no third-party customers but accepts orders from related party entities as part of its core routing brokerage business.

The Company currently operates as the routing broker-dealer for affiliate exchanges sending orders to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include the Exchange, Nasdaq BX, Inc. ("BX"), Nasdaq PHLX, LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX"). The Company manages and operates their business as one reportable segment.

The Company clears all equity trading activity through the Nasdaq Stock Market Omnibus Account ("Omnibus Account") as the central facilitating account on the Exchange. This Omnibus Account is granted by the National Securities Clearing Corporation ("NSCC") to Nasdaq under the Exchange's membership at the NSCC. The Omnibus Account exists strictly to facilitate anonymity and to match offsetting trades on the Exchange. The Company also clears all routed trading activity in options listed on the Exchange, PHLX, BX, ISEL, GEMX, and MRX (collectively the "Affiliate Exchanges") directly with the Options Clearing Corporation ("OCC"). All routed and executed trades are sent to the OCC by the exchange on which the trade was executed.

The Company is primarily a routing broker, relying on the executing party or venue, another broker operating an electronic communications network, alternative trading system ("ATS"), agency book, or registered stock exchange, to submit clearing records against the Company to the NSCC, as applicable. Certain transactions, primarily in the trade support role, may still be handled manually via the Automated Confirmation Transaction Service ("ACT"). The Company may execute the underlying equity component of a PHLX Complex Order, as per PHLX Rule 1098(h). A Complex Order is an order in which one or more options legs are contingent upon execution of a stock component of the order. Such execution and reporting does not occur on PHLX but rather occurs on ACT and handled pursuant to applicable rules regarding equity trading. The Company, as a broker-dealer, can also receive non-electronic executions from markets that experienced technical issues hindering the receipt of electronic executions on trade date. These executions not received electronically on trade date (T) could be received in clearing on T+1, where the Company could potentially need to trade out of these executions, to correct any type of error that arose from the technical issue, on a principal basis.

1. Organization and Description of the Business (continued)

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Exchange, BX, PHLX, ISEL, GEMX, MRX, New York Stock Exchange ("NYSE"), NYSE ARCA, Inc., Financial Industry Regulatory Authority ("FINRA"), NYSE American LLC, NYSE Chicago, Inc., the CBOE BZX Exchange, Inc., NYSE National, Inc., CBOE EDGA Exchange, Inc., CBOE EDGX Exchange, Inc., Investors' Exchange, Inc., Long-Term Stock Exchange, Inc. MEMX LLC, MIAX PEARL, LLC, and the CBOE BYX Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization ("SRO").

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's The Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in The Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2021. The Company's cash is held by two financial institutions in interest-bearing accounts which, at times, may exceed federally insured limits.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent cash balances held at the NSCC and OCC for settlement of trades to satisfy obligations of the Company and funds held at the Depository Trust and Clearing Corporation ("DTCC") to satisfy obligations of DTCC as a member organization as provided in DTCC's rules.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for

impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with the respective carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Company has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2021. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Other Assets

Included within Other assets on the Statement of Financial Condition is an equity investment in the DTCC. The Company owns less than 20% of the outstanding voting stock, there is no readily determinable fair value of these securities, and we are not able to exercise significant influence over the operating and financial policies of the DTCC. As such, we account for this investment under the measurement alternative, under which investments are measured at cost, less any impairment plus or minus changes resulting from observable price in orderly transactions for the identical or similar investments of the same issue on a prospective basis.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day, resulting in limited market risk to the Company. Realized gains and losses are recognized on a trade date basis. Gains are recorded in Other income and losses are recorded in Clearing, execution and exchange fees on the Statement of Income, as the Company views these gains and losses as a component of transaction execution. At December 31, 2021, the Company owned no securities.

Revenues and Clearing, Execution and Exchange Fees

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our

customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

The Company receives transaction fees from the Affiliate Exchanges for providing trade routing services. The billing structure for this arrangement is defined by services agreements entered into between the Company and the Affiliate Exchanges (collectively, the "Services Agreements"). Fees are billed on a monthly basis and accrued once the identified performance obligations have been satisfied on a trade date basis.

The Company incurs clearing, execution and exchange fees for routed transactions. These fees are accrued when incurred on a trade date basis. These expenses include NSCC fees, OCC fees, DTCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs. The Company agrees to pay all expenses for routing services provided to the Affiliate Exchanges.

Other Income

Other income consists of interest earned on the Company's cash and realized gains arising when the Company liquidates its positions in equities securities (see Note on Securities Owned and Securities Sold, Not Yet Purchased, At Market Value above) and are recognized on a trade date basis.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's federal income tax return for the years 2018 through 2020 is subject to examination by the Internal Revenue Service ("IRS"). Several state tax returns are currently under examination by the respective tax authorities for the years 2012 through 2019.

3. Related-Party Transactions

As discussed in Note 1, the Company operates solely as the routing broker-dealer for the Affiliate Exchanges. Under intercompany services agreements with each affiliate, the Affiliate Exchanges agree to pay the Company a routing transaction fee for each share and option contract routed through the Company on behalf of the Affiliate Exchanges. OCC is a related party and all transactions between OCC and the Company are entered into in the ordinary course of business.

The Affiliate Exchanges also paid the Company additional fees for support related to the Company's routing transactions. Revenue is recognized as the performance obligations have been satisfied, and is allocated to the Company through an intercompany charge.

The Exchange agrees to provide the Company with support services, including, but not limited to, direct financial and business management support.

For the year ended December 31, 2021, the Company was also charged by Nasdaq for additional support services under the Intra-group services agreement. This agreement covers additional costs for personnel support.

Substantially all expenses of the Company are settled on the Company's behalf by Nasdaq and the Exchange and are charged to the Company, at cost, through intercompany charges.

The Company routes trades between the Affiliate Exchanges. For the year ended December 31, 2021, the Company incurred expenses related to the routing of equity and options securities between the affiliated exchanges.

At December 31, 2021, $5.5 million remained in Receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company and the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on an annual basis in accordance with the Nasdaq's intercompany settlement policy. In 2021, the Company received $5,000,000 from Nasdaq to settle intercompany balances. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternate method provided by SEC Rule 15c3-1. At December 31, 2021, the Company had net capital of $11,097,456, which was $10,847,456 in excess of its required minimum net capital of $250,000.

The Company is also subject to The Options Clearing Corporation Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 2% percent of its aggregate debit items. At December 31, 2021, the Company had $9,097,456 of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members.

If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is not probable. Accordingly, no contingent liability is recorded on the Statement of Financial Condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks, as well as limited market risk in situations where the Company is acting in a principal capacity.

Cash is held by two financial institutions. In the event that either of the financial institutions is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by financial institutions to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, Deposits with clearing organizations, and Receivable from Nasdaq, Inc., approximate fair value due to the short term nature of these assets. The Company's liabilities, which include Accrued clearing, execution, and exchange fees and Accounts payable, are reported at their contractual amounts, which approximate fair value.

7. Subsequent Events

The Company has evaluated all subsequent events through March 15, 2022, the date as of which The Statement of Financial Condition is available to be issued, and has determined that no subsequent events have occurred that would require disclosure in The Statement of Financial Condition or accompanying notes.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Nasdaq Execution Services, LLC

We have reviewed management's statements, included in the accompanying Nasdaq Execution Services, LLCs 15c3-3 Exemption Report, in which Nasdaq Execution Services, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 15, 2022



Nasdaq Execution Services, LLC
15c3-3 Exemption Report

Nasdaq Execution Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Linda Crane, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

DocuSigned by:

Linda Crane

EC81CFB680FF435...

Linda Crane
Chief Financial Officer
Nasdaq Execution Services, LLC

___March 15, 2022_____
Date



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Member and Management of Nasdaq Execution Services, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Nasdaq Execution Services, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA



and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

March 15, 2022

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended __2021_____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NASDAQ EXECUTION SERVICES, LLC
2929 WALNUT STREET, FMC TOWER, LEVEL 8
PHILADELPHIA, PA 19104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

2. A. General Assessment (item 2e from page 2) $ 12,410

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (7,047)
       7/27/2021
              Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,363

   G. **PAYMENT:**   √ the box
       Check mailed to P.O. Box ☐ Funds Wired ☐   ACH ☐
       Total (must be same as F above) $ 5,363

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NASDAQ EXECUTION SERVICES, LLC
_____
DocuSigned by:

Linda Crane
EC81CFB680FF435...   ther organization)

CFO

Dated the __11__ day of __February__, 20 __22__ .   (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 46,176,760

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _____

       Total additions   _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   37,903,273

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):

   _____   _____

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)   _____

       Total deductions   37,903,273

2d. SIPC Net Operating Revenues $ 8,273,487

2e. General Assessment @ .0015 $ 12,410

(to page 1, line 2.A.)

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